SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,888,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,888,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,888,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

PN

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 52,163,000 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		550,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

550,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% *
14	TYPE OF REPORTING PERSON

CO

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 17,824,350 shares (representing approximately 2.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,616,862
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,616,862
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,616,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,707,324
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,707,324
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,707,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,867,515
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,867,515
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,867,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,134,913
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,134,913
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,134,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,616,862
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,616,862
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,616,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,616,862
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,616,862
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,616,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,002,428
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,002,428
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,002,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,615,602
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,615,602
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,615,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,615,602
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,615,602
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,615,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,618,030
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,618,030
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,618,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,888,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,888,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,888,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

OO

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 52,163,000 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,888,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,888,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,888,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

PN

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 52,163,000 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		34,888,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

34,888,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,888,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

OO

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 52,163,000 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,888,650
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,888,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,888,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 52,163,000 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,888,650
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,888,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,888,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 550,000 shares underlying certain forward purchase contracts exercisable within 60 days hereof. Possesses economic exposure to an aggregate of 52,163,000 shares (representing approximately 7.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP No. 015857105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity Master Fund III LP, a Cayman Islands exempted limited partnership ("Starboard V&O III Fund"), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard X Master Fund II LP, a Cayman Islands exempted limited partnership (“Starboard X Master II”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value A LP ("Starboard A LP"), as the general partner of Starboard V&O III Fund;

(vii)	Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP;

(viii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and Starboard X Master II;

(ix)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(x)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(xi)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(xii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard V&O III Fund, Starboard C LP, Starboard X Master II, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

CUSIP No. 015857105

(xiii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xiv)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xv)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xvi)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard X Master II, Starboard A LP, Starboard A GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard A LP serves as the general partner of Starboard V&O III Fund. Starboard A GP serves as the general partner of Starboard A LP. Starboard R LP serves as the general partner of Starboard C LP and Starboard X Master II. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP No. 015857105

(d)       No Reporting Person, nor any person listed on Schedule A attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A attached hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A attached hereto is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 550,000 Shares by Starboard V&O Fund is approximately $4,634,630, excluding brokerage commissions. The aggregate purchase price of 13,616,862 Shares beneficially owned by Starboard V&O III Fund is approximately $113,249,563, excluding brokerage commissions. The aggregate purchase price of the 3,707,324 Shares beneficially owned by Starboard S LLC is approximately $31,240,026, excluding brokerage commissions. The aggregate purchase price of the 2,867,515 Shares beneficially owned by Starboard C LP is approximately $24,163,883, excluding brokerage commissions. The aggregate purchase price of the 1,615,602 Shares beneficially owned by Starboard L Master is approximately $13,614,396, excluding brokerage commissions. The aggregate purchase price of the 7,134,913 Shares beneficially owned by Starboard X Master II is approximately $60,095,204, excluding brokerage commissions. The aggregate purchase price of the 5,396,434 Shares held in the Starboard Value LP Account is approximately $45,474,685, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 6, 2023, Starboard Value LP delivered a letter to the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 688,664,543 Shares outstanding, as of May 9, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Current Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 015857105

A.	Starboard V&O Fund

(a)	As of the close of business on July 6, 2023, Starboard V&O Fund beneficially owned 550,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard V&O Fund since the filing of the Schedule 13D is set forth in Schedule B and is incorporated herein by reference.

B.	Starboard V&O III Fund

(a)	As of the close of business on July 6, 2023, Starboard V&O III Fund beneficially owned 13,616,862 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 13,616,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,616,862
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O III Fund since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard S LLC

(a)	As of the close of business on July 6, 2023, Starboard S LLC beneficially owned 3,707,324 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,707,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,707,324
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard C LP

(a)	As of the close of business on July 6, 2023, Starboard C LP beneficially owned 2,867,515 Shares.

Percentage: Less than 1%

CUSIP No. 015857105

(b)	1. Sole power to vote or direct vote: 2,867,515
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,867,515
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard X Master II

(a)	As of the close of business on July 6, 2023, Starboard X Master II beneficially owned 7,134,913 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 7,134,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,134,913
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard A LP

(a)	Starboard A LP, as the general partner of Starboard V&O III Fund, may be deemed the beneficial owner of the 13,616,862 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 13,616,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,616,862
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard V&O III Fund since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 13,616,862 Shares owned by Starboard V&O III Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 13,616,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,616,862
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 015857105

(c)	Starboard A GP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard V&O III Fund since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP and Starboard X Master II, may be deemed the beneficial owner of the (i) 2,867,515 Shares owned by Starboard C LP and (ii) 7,134,913 Shares owned by Starboard X Master II.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 10,002,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,002,428
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard L Master

(a)	As of the close of business on July 6, 2023, Starboard L Master beneficially owned 1,615,602 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,615,602
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,615,602
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,615,602 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,615,602
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,615,602
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 015857105

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard L Master since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 2,867,515 Shares owned by Starboard C LP, (ii) 7,134,913 Shares owned by Starboard X Master II and (iii) 1,615,602 Shares owned by Starboard L Master.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 11,618,030
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,618,030
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer on behalf of each of Starboard C LP, Starboard X Master II and Starboard L Master since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

L.	Starboard Value LP

(a)	As of the close of business on July 6, 2023, 5,396,434 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard V&O III Fund, Starboard C LP, Starboard L Master, Starboard X Master II and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 550,000 Shares owned by Starboard V&O Fund, (ii) 13,616,862 Shares owned by Starboard V&O III Fund, (iii) 3,707,324 Shares owned by Starboard S LLC, (iv) 2,867,515 Shares owned by Starboard C LP, (v) 1,615,602 Shares owned by Starboard L Master, (vi) 7,134,913 Shares owned by Starboard X Master II and (vii) 5,396,434 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 34,888,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,888,650
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 015857105

M.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 550,000 Shares owned by Starboard V&O Fund, (ii) 13,616,862 Shares owned by Starboard V&O III Fund, (iii) 3,707,324 Shares owned by Starboard S LLC, (iv) 2,867,515 Shares owned by Starboard C LP, (v) 1,615,602 Shares owned by Starboard L Master, (vi) 7,134,913 Shares owned by Starboard X Master II and (vii) 5,396,434 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 34,888,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,888,650
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

N.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 550,000 Shares owned by Starboard V&O Fund, (ii) 13,616,862 Shares owned by Starboard V&O III Fund, (iii) 3,707,324 Shares owned by Starboard S LLC, (iv) 2,867,515 Shares owned by Starboard C LP, (v) 1,615,602 Shares owned by Starboard L Master, (vi) 7,134,913 Shares owned by Starboard X Master II and (vii) 5,396,434 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 34,888,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,888,650
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

O.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 550,000 Shares owned by Starboard V&O Fund, (ii) 13,616,862 Shares owned by Starboard V&O III Fund, (iii) 3,707,324 Shares owned by Starboard S LLC, (iv) 2,867,515 Shares owned by Starboard C LP, (v) 1,615,602 Shares owned by Starboard L Master, (vi) 7,134,913 Shares owned by Starboard X Master II and (vii) 5,396,434 Shares held in the Starboard Value LP Account.

CUSIP No. 015857105

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 34,888,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,888,650
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

P.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 550,000 Shares owned by Starboard V&O Fund, (ii) 13,616,862 Shares owned by Starboard V&O III Fund, (iii) 3,707,324 Shares owned by Starboard S LLC, (iv) 2,867,515 Shares owned by Starboard C LP, (v) 1,615,602 Shares owned by Starboard L Master, (vi) 7,134,913 Shares owned by Starboard X Master II and (vii) 5,396,434 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 34,888,650
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 34,888,650

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer since the filing of the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master II since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 015857105

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. (together, “TD”) had investment discretion over 24,788,418 Shares, listed call options with respect to 534,700 Shares and listed put options with respect to 313,700 Shares as of March 31, 2023, which would represent beneficial ownership over approximately 3.7% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filings filed by TD on May 11, 2023 and May 10, 2023. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard V&O Fund has entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 550,000 Shares having an aggregate purchase price of approximately $4,634,630 (each a “BA Forward Contract”). Each of the BA Forward Contracts has a final valuation date of September 9, 2024, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the BA Forward Contracts provides for physical settlement. Until the settlement date, none of the BA Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On July 7, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Issuer, dated July 6, 2023.

99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated July 7, 2023.

CUSIP No. 015857105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity Master Fund III LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

Starboard X Master Fund II LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

CUSIP No. 015857105

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 015857105

SCHEDULE B

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	550,000	8.4266	07/05/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

Purchase of Common Stock	58,600	8.3872	07/05/2023
Purchase of Common Stock	27,191	8.4353	07/05/2023
Purchase of Common Stock	31,410	8.3997	07/05/2023
Sale of Common Stock	(550,000)	8.4232	07/05/2023
Purchase of Common Stock	322,300	8.4027	07/05/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	7,200	8.3872	07/05/2023
Purchase of Common Stock	3,341	8.4353	07/05/2023
Purchase of Common Stock	3,859	8.3997	07/05/2023
Purchase of Common Stock	39,600	8.4027	07/05/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	5,500	8.3872	07/05/2023
Purchase of Common Stock	2,552	8.4353	07/05/2023
Purchase of Common Stock	2,948	8.3997	07/05/2023
Purchase of Common Stock	30,250	8.4027	07/05/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	3,100	8.3872	07/05/2023
Purchase of Common Stock	1,438	8.4353	07/05/2023
Purchase of Common Stock	1,661	8.3997	07/05/2023
Purchase of Common Stock	17,050	8.4027	07/05/2023

STARBOARD X MASTER FUND II LP

Purchase of Common Stock	15,100	8.3872	07/05/2023
Purchase of Common Stock	7,006	8.4353	07/05/2023
Purchase of Common Stock	8,094	8.3997	07/05/2023
Purchase of Common Stock	83,050	8.4027	07/05/2023

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	10,500	8.3872	07/05/2023
Purchase of Common Stock	4,872	8.4353	07/05/2023
Purchase of Common Stock	5,628	8.3997	07/05/2023
Purchase of Common Stock	57,750	8.4027	07/05/2023